                                                                     Exhibit 4.2

                               THIRD AMENDMENT TO
                           LOAN AND SECURITY AGREEMENT

     THIS THIRD AMENDMENT TO LOAN AND SECURITY AGREEMENT (this "Amendment") is made as of the 13th day of August, 2002 to the Loan and Security Agreement dated November 28, 2001 (as previously amended, the "Loan Agreement") among Numatics, Incorporated, Micro-Filtration, Inc., Numation, Inc., Numatech, Inc., Ultra Air Products, Inc., Microsmith, Inc., Empire Automation Systems, Inc. (formerly Empire Air Systems, Inc.) (each a "Borrower" and collectively "Borrowers") and LaSalle Business Credit, Inc., as Lender and Collateral Agent. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Loan Agreement.

     WHEREAS, Borrowers have requested that Lender amend the Loan Agreement in certain respects and Lender has agreed to do so subject to the terms and conditions hereof.

     WHEREAS, Borrowers have requested that Lender waive the Event of Default arising from Borrowers' failure to maintain the Debt Service Coverage Ration and Interest Coverage Ration required by Sections 14(b) and 14(c) of the Loan Agreement as of June 30, 2002 (the "Existing Events of Default").

     NOW, THEREFORE, in consideration of the foregoing, and the mutual covenants herein contained, and such other consideration as the parties mutually agree, the parties hereto agree as follows:

     1. Amendments. Borrowers and Lender agree that Sections 14(a), 14(b) and 14(c) of the Loan Agreement are amended and restated in their entirety to read as follows:

     (a)  Tangible Net Worth.

          Borrowers shall not permit Tangible Net Worth at any time to be less than the Minimum Tangible Net Worth; "Minimum Tangible Net Worth" being defined for purposes of this subsection as (i) Fifteen Million Seven Hundred Thousand and No/100 Dollars ($15,700,000.00) at all times from November 28, 2001 through December 31, 2002, (ii) Eighteen Million Two Hundred Thousand and No/100 Dollars ($18,200,000.00) at all times from and including January 1, 2003 through December 30, 2003, and (iii) Twenty Million Seven Hundred Thousand and No/100 Dollars ($20,700,000.00) at all times from and including December 31, 2003 and thereafter; and "Tangible Net Worth" being defined for purposes of this subsection as Numatics' shareholders' equity (including retained earnings) on a consolidated basis less the book value of all intangible assets and all "Investments", "Other Current Assets", "Deferred Tax Assets" and "Other Assets" all as classified on Numatics' consolidated balance sheet, including, but not limited to, transaction costs not amortized, debt issuance costs not amortized and product drawings, as determined solely by Lender on a consistent basis less prepaid expenses and obligations due from officers, affiliates and employees plus the amount of any LIFO reserve plus the amount of any debt subordinated to the Liabilities in a manner satisfactory to Lender (but excluding the indebtedness evidenced by the Subordinated Redemption Note dated January 3, 2001 in the principal amount of One Million Eighty-Nine Thousand Nine Hundred Ninety-Six and No/100 Dollars ($1,089,996.00) issued by Numatics to Bruce W. Hoppe and, to the extent in excess of Five Hundred Thousand and No/100 Dollars ($500,000.00), indebtedness consisting of deferred compensation owing to John Welker) plus deferred tax liabilities, all as determined for Numatics and its Subsidiaries on a consolidated basis under generally accepted accounting principles applied on a basis consistent with the financial statement dated September 30, 2001 except as set forth herein and calculated without giving effect to any unrealized non-cash foreign exchange gains and/or losses accumulating after December 31, 2001;

          (b)  Debt Service Coverage.

          Borrowers shall not permit Debt Service Coverage for any period of twelve (12) consecutive months ending on the last day of a fiscal quarter to be less than the ratio set forth below for such fiscal quarter:

                             Period                                             Ratio
--------------------------------------------------------------               -----------
Each fiscal quarter comprising Borrowers' 2001 Fiscal Year and               1.00 to 1.0
the fiscal quarters ending March 31, 2002, June 30, 2002 and
September 30, 2002

The fiscal quarter ending December 31, 2002                                  1.05 to 1.0

Each fiscal quarter comprising Borrowers' 2003 Fiscal Year and               1.10 to 1.0
each fiscal quarter comprising any subsequent Fiscal Year of
Borrowers

          (c)  Interest Coverage.

          Borrowers shall not permit the ratio of (i) Adjusted Net Income to
     (ii) scheduled payments of interest and fees, to the extent carried as interest expense on Numatics' and its Subsidiaries' consolidated financial statements, with respect to indebtedness for borrowed money (including the interest component payments with respect to capitalized leases) for any period of twelve (12) consecutive months ending on the last day of a fiscal quarter, to be less than the ratio set forth below for such fiscal quarter:

                             Period                                             Ratio
--------------------------------------------------------------               -----------
Each fiscal quarter comprising Borrowers' 2001 Fiscal Year and               1.15 to 1.0
the fiscal quarters ending March 31, 2002 and June 30, 2002

                     Period                                                     Ratio
---------------------------------------------------------------              -----------
Borrowers' fiscal quarter ending September 30, 2002                          1.10 to 1.0
Borrowers' fiscal quarter ending December 31, 2002                           1.20 to 1.0
Each fiscal quarter, comprising Borrowers' 2003 Fiscal Year and              1.35 to 1.0
each fiscal quarter comprising any subsequent Fiscal Year of
Borrowers


     2. Representations and Warranties of Borrowers. Each Borrower represents and warrants that, as of the date hereof:

     (a) Each Borrower has the right and power and is duly authorized to enter into this Agreement and all other agreements executed in connection herewith;

     (b) No Event of Default or an event or condition which upon notice, lapse of time or both will constitute an Event of Default has occurred and is continuing;

     (c) The execution, delivery and performance by each Borrower of this Amendment and the other agreements to which such Borrower is a party (i) have been duly authorized by all necessary action on its part; (ii) do not and will not, by the lapse of time, giving of notice or otherwise, violate the provisions of the terms of its Articles of Certificate of Incorporation or By-Laws, or of any mortgage, indenture, security agreement, contract, undertaking or other agreement to which such Borrower is a party, or which purports to be binding on such Borrower or any of its properties; (iii) do not and will not, by lapse of time, the giving of notice or otherwise, contravene any governmental restriction to which such Borrower or any of its properties may be subject; and (iv) do not and will not, except as contemplated in the Loan Agreement, result in the imposition of any lien, charge, security interest or encumbrance upon any of such Borrower's properties under any indenture, mortgage, deed of trust, loan or credit agreement or other agreement or instrument to which such Borrower is a party or which purports to be binding on such Borrower or any of its properties;

     (d) No consent, license, registration or approval of any governmental authority, bureau or agency is required in connection with the execution, delivery, performance, validity or enforceability of this Amendment and the other agreements executed by any Borrower in connection herewith;

     (e) This Amendment and the other agreements executed by any Borrower in connection herewith have been duly executed and delivered by any Borrower and are enforceable against any Borrower in accordance with their terms; and

     (f) All information, reports and other papers and data heretofore furnished to Lender or Collateral Agent by any Borrower in connection with this Amendment, the Loan

Agreement and Other Agreements are accurate and correct in all material respects and complete insofar as may be necessary to give Lender true and accurate knowledge of the subject matter thereof. Each Borrower has disclosed to Lender every fact of which it is aware which would reasonably be expected to materially and adversely affect the business, operations or financial condition of such Borrower or the ability of such Borrower to perform its obligations under this Amendment, the Loan Agreement or under any of the Other Agreements. None of the information furnished to Lender by or on behalf of any Borrower contained any material misstatement of fact or omitted to state a material fact or any fact necessary to make the statements contained herein or therein not materially misleading.

     3. Conditions Precedent. The amendments to the Loan Agreement set forth in this Amendment shall become effective as of the date of this Amendment when Lender has received:

     (a) a copy of this Amendment executed by each party hereto;

     (b) an amendment fee of Twenty-Five Thousand and No/100 Dollars ($25,000.00); and

     (c) a copy of a fully executed amendment to the ACS Purchase Agreement in form and substance satisfactory to Lender.

     4. Fees and Expenses. Borrowers agree to pay all legal fees and other expenses, whether for in-house or outside counsel, incurred by Lender in connection with this Agreement and the transactions contemplated hereby.

     5. Foreign Pledge Agreements. Borrowers agree to execute such documents and take such actions as are necessary to grant Lender a valid and enforceable first priority security interest in sixty-five percent (65%) of the equity in each of Numatics S.A. de C.V. (Mexico), Numatics S.R.L. (Italy) and Numatics Ltd. (Taiwan) by September 30, 2002. This Section 5 supersedes Section 5 of the Second Amendment to the Loan and Security Agreement.

     6. Loan Agreement Remains in Force. Except as specifically amended hereby, all of the terms and conditions of the Loan Agreement shall remain in full force and effect and this Agreement shall not be a waiver of any rights or remedies which Lender has provided for in the Loan Agreement and all such terms and conditions are herewith ratified, adopted, approved and accepted.

     7. No Novation. This Amendment and all other agreements executed by Borrowers on the date hereof are not intended to nor shall be construed to create a novation or accord and satisfaction, and shall only be a modification and extension of the existing Liabilities of Borrowers to Lender.

     8. Entire Agreement. This Amendment and the other documents it refers to comprise the entire agreement relating to the subject matter they cover and supersede any and all prior written or oral agreements among Lender and Borrowers relating thereto.


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

     9. Severability. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     Except as expressly provided for herein, the terms and conditions of the Loan Agreement shall remain in full force and effect.

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

     IN WITNESS WHEREOF, Borrowers and Lender have caused this Amendment to be duly executed by their proper duly authorized officers of the day and year first set forth above.

                                                LASALLE BUSINESS CREDIT, INC.


                                                By  /s/ Dale P. Grzenia
                                                    -------------------
                                                Its Vice President
                                                    -------------------


                                                NUMATICS, INCORPORATED
                                                MICRO-FILTRATION, INC.
                                                NUMATION, INC.
                                                NUMATECH, INC.
                                                ULTRA AIR PRODUCTS, INC.
                                                MICROSMITH, INC.
                                                EMPIRE AUTOMATION SYSTEMS, INC.


                                                Each By /s/ Robert P. Robeson
                                                       ----------------------
                                                Their   Secretary
                                                       ----------------------

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